SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of October 2002
                                SANOFI-SYNTHELABO
             (Exact name of registrant as specified in its charter)


                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F  X    Form 40-F
                                    ---             ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes         No  X
                                    ---       ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                                                               sanofi~synthelabo

Investor Relations


                                                 Paris, October 10, 2002



Dear Madam, Dear Sir,

On the occasion of the publication of end September 2002 sales, a conference call for financial analysts, institutional investors and journalists will be held on Wednesday, October 23rd, 2002 at 2.00 p.m. (Paris time). This conference call will be held in English.

In order to participate in the conference call, the following numbers are to be dialed 10 minutes before it starts :

         France:             00 33 (0) 1 70 70 81 98      code: 105107
         United Kingdom:     00 44 (0) 207 984 75 76      code: 105107
         USA:                00 1 719 457 26 21           code: 105107

A recorded version of the conference will be made available through Wednesday October 30th, 2002 by dialling :

         France:             00 33 (0) 1 70 70 82 10      code: 105107
         United Kingdom:     00 44 (0) 207 984 75 78      code: 105107
         USA:                00 1 719 457 08 20           code: 105107


A live audio webcast of this conference will be made available at our internet site (www.sanofi-synthelabo.com) and a recorded version will be archived through Wednesday, October 30th, 2002.


Yours sincerely,


Philippe Goupit

Investor Relations
Tel : + 33 1 53 77 45 45
Fax : + 33 1 53 77 42 96
E-mail : investor-relations@sanofi-synthelabo.com
Contacts:    Philippe Goupit           Director of Investor Relations
             Isabelle Laurent          Investor Relations Manager
             Elisabeth Barros          Assistant
             Therese Pasquier          Assistant

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 14, 2002

                                            SANOFI-SYNTHELABO


                                            By: /s/ Marie-Helene Laimay
                                                --------------------------------
                                                Name:  Marie-Helene Laimay
                                                Title: Senior Vice President and
                                                       Chief Financial Officer